UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Young Innovations, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

987520103

(Cusip Number)

Anthony B. Davis

William D. Drehkoff

Young Innovations Holdings LLC

c/o Linden LLC

111 South Wacker Drive, Suite 3350

Chicago, Illinois 60606

(312) 506-5601

With copies to:

Ted H. Zook, P.C.

Gerald T. Nowak, P.C.

Robert A. Wilson

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 987520103	Page 2 of 14

(1)	Name of reporting person: Young Innovations Holdings LLC I.R.S. Identification Nos. of above persons (entities only):
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): BK; AF; OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 2,345,691 (see Introduction and Item 5)
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person: 2,345,691 (see Introduction and Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 29.6%
(14)	Type of reporting person (see instructions): OO

13D

CUSIP No. 987520103	Page 3 of 14

(1)	Name of reporting person: Linden Capital Partners II LP I.R.S. Identification Nos. of above persons (entities only):
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): BK; AF; OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 2,345,691 (see Introduction and Item 5)
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person: 2,345,691 (see Introduction and Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 29.6%
(14)	Type of reporting person (see instructions): PN

13D

CUSIP No. 987520103	Page 4 of 14

(1)	Name of reporting person: Linden Manager II LP I.R.S. Identification Nos. of above persons (entities only):
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): BK; AF; OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 2,345,691 (see Introduction and Item 5)
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person: 2,345,691 (see Introduction and Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 29.6%
(14)	Type of reporting person (see instructions): PN

13D

CUSIP No. 987520103	Page 5 of 14

(1)	Name of reporting person: Linden Capital II LLC I.R.S. Identification Nos. of above persons (entities only):
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): BK; AF; OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 2,345,691 (see Introduction and Item 5)
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person: 2,345,691 (see Introduction and Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 29.6%
(14)	Type of reporting person (see instructions): OO

13D

CUSIP No. 987520103	Page 6 of 14

(1)	Name of reporting person: Anthony B. Davis I.R.S. Identification Nos. of above persons (entities only):
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): BK; AF; OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Illinois
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 2,345,691 (see Introduction and Item 5)
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person: 2,345,691 (see Introduction and Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 29.6%
(14)	Type of reporting person (see instructions): IN

13D

CUSIP No. 987520103	Page 7 of 14

(1)	Name of reporting person: Eric C. Larson I.R.S. Identification Nos. of above persons (entities only):
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): BK; AF; OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Illinois
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 2,345,691 (see Introduction and Item 5)
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person: 2,345,691 (see Introduction and Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 29.6%
(14)	Type of reporting person (see instructions): IN

13D

CUSIP No. 987520103	Page 8 of 14

(1)	Name of reporting person: Brian C. Miller I.R.S. Identification Nos. of above persons (entities only):
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): BK; AF; OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Illinois
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 2,345,691 (see Introduction and Item 5)
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person: 2,345,691 (see Introduction and Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 29.6%
(14)	Type of reporting person (see instructions): IN

Introduction

This statement on Schedule 13D (this “Schedule 13D”) relates to the Agreement and Plan of Merger, dated as of December 3, 2012 (the “Merger Agreement”), by and among Young Innovations Holdings LLC, a Delaware limited liability company (“Parent”), YI Acquisition Corp., a Missouri corporation (the “Merger Sub”), and Young Innovations, Inc., a Missouri corporation (the “Company”), and the transactions contemplated thereby. The Merger Agreement contemplates that, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing after the merger as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the Company’s common stock, $.01 par value per share (the “Common Stock”), will be converted into the right to receive $39.50 in cash, without interest.

In connection with the execution of the Merger Agreement, Parent entered into a Voting Trust Agreement (the “Voting Trust Agreement”) with trusts and entities affiliated with George E. Richmond, a beneficial owner of 2,152,046 shares of Common Stock, Alfred E. Brennan, a beneficial owner of 116,251 shares of Common Stock, and Arthur L. Herbst, Jr., a beneficial owner of 77,394 shares of Common Stock (collectively with Messrs. Richmond and Brennan, the “Stockholders”). Pursuant to the Voting Trust Agreement, all of the Stockholders’ shares of Common Stock were deposited with Parent so that Parent may exercise all rights and powers of a stockholder with respect to the shares of Common Stock controlled by the Stockholders representing approximately 29.6% of the Company’s issued and outstanding Common Stock in the aggregate, including the right to vote for the approval of the Merger. The Voting Trust Agreement will terminate upon the termination of the Merger Agreement or upon the occurrence of certain other limited circumstances.

The description of the Merger Agreement and the Voting Trust Agreement is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Trust Agreement, which are filed as Exhibit 99.2 and Exhibit 99.3 hereto, respectively, and are incorporated herein by reference.

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the Common Stock of the Company. The address of the principal executive offices of the Company is 13705 Shoreline Court, East Earth City, Missouri 63045.

Item 2.	Identity and Background

This Schedule 13D is being filed by Parent, Linden Capital Partners II LP, a Delaware limited partnership (“Fund II”), Linden Manager II LP, a Delaware limited partnership (“Manager II”), Linden Capital II LLC, a Delaware limited liability company (“Capital II”), Anthony B. Davis, Eric C. Larson and Brian C. Miller (together with Parent, Fund II, Manager II, Capital II and Messrs. Davis and Larson, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Scheduled 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

Parent was formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. The manager of Parent is Fund II, the general partner of Fund II is Manager II, the general partner of Manager II is Capital II, and Messrs. Davis, Larson and Miller are managing partners of Capital II.

Young Innovations Holdings LLC

Parent is a Delaware corporation which was formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Fund II is the manager and sole member of Parent. The principal office of Parent is located at 111 South Wacker Drive, Suite 3350, Chicago, Illinois 60606.

The executive officers of Parent are as follows:

Name	Positions with Parent	Principal Occupation or Employment
Anthony B. Davis	President	Managing Partner of Linden Capital II LLC
William D. Drehkoff	Vice President and Secretary	Partner of Linden Capital II LLC

The business address for each executive officer is 111 South Wacker Drive, Suite 3350, Chicago, Illinois 60606.

Linden Capital Partners II LP

Fund II is a limited partnership organized under the laws of the State of Delaware and is the manager and sole member of Parent. Its principal business is as a private equity investment company. The principal business address of Fund II, which also serves as its principal office, is 111 South Wacker Drive, Suite 3350, Chicago, Illinois 60606.

Linden Manager II LP

Manager II is a limited partnership organized under the laws of the State of Delaware and is the general partner of Fund II. Its principal business is as a private equity management company. The principal business address of Manager II, which also serves as its principal office, is 111 South Wacker Drive, Suite 3350, Chicago, Illinois 60606.

Linden Capital II LLC

Capital II is a limited liability company organized under the laws of Delaware and is the general partner of Manager II. Its principal business is to serve as an investment management company for several affiliates. The principal business address of Capital II, which also serves as its principal office, is 111 South Wacker Drive, Suite 3350, Chicago, Illinois 60606.

The managing partners of Capital II are as follows:

Name	Positions with Capital II and Principal Occupation or Employment
Anthony B. Davis	Managing Partner
Eric C. Larson	Managing Partner
Brian C. Miller	Managing Partner

The business address for each managing partner is 111 South Wacker Drive, Suite 3350, Chicago, Illinois 60606.

Anthony B. Davis, Eric C. Larson and Brian C. Miller

Messrs. Davis, Larson and Miller are the three lead principals of various entities known as “Linden,” including several investment funds and entities that invest in a number of companies. Additionally, Messrs. Davis, Larson and Miller are the managing partners of Capital II.

Mr. Davis is a co-founding partner of Linden LLC (“Linden”) and serves as a Managing Partner of the firm. Prior to co-founding Linden, Mr. Davis was a strategy and operating management consultant with Cresap, McCormick and Paget in Chicago and Hong Kong. Mr. Davis currently serves on the board of directors of Behavioral Centers of America, and was a chairman of Drayer Physical Therapy Institute and board member of Focused Health Solutions and Ranir. Mr. Davis is a member of the Economic Club of Chicago and the Chicago Council on Global Affairs.

Mr. Larson is a co-founding partner of Linden and serves as a Managing Partner of the firm. Prior to co-founding Linden, Mr. Larson was Executive Vice President and Managing General Partner of First Chicago Equity Capital, which he co-founded in 1991. He was previously a partner and investment principal at First Chicago Venture Capital. Mr. Larson joined The First National Bank of Chicago in 1984 in its First Scholar management training program. Mr. Larson has been a board member of over a dozen public and private companies, including several roles as non-executive chairman. Mr. Larson currently serves on the boards of directors of BarrierSafe Solutions International, Behavioral Centers of America, CORPAK MedSystems and Focused Health Solutions. He is a board member of the Nutrition Roundtable at the Harvard School of Public Health, the National Center for Food Safety and Technology and the Chicago Botanic Garden. He also has affiliations with several science-related institutions.

Mr. Miller is a co-founding partner of Linden and serves as a Managing Partner of the firm. Prior to co-founding Linden, Mr. Miller was a founding member of the healthcare and life science team at First Chicago Equity Capital. Mr. Miller began his career in the investment banking division of Salomon Brothers Inc (currently Citigroup). He is currently a board member of CORPAK MedSystems, Hycor BioMedical, Strata Pathology Services, and SeraCare Life Sciences, and was a board member of Suture Express and BarrierSafe Solutions.

None of the persons for whom information is provided in this Item 2: (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each natural person for whom information is provided in this Item 2 is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

No funds were required in connection with the execution and delivery of the Voting Trust Agreement. The total value of the Merger transaction, including the amount of funds required by Parent to pay the aggregate consideration pursuant to the Merger Agreement and the transactions contemplated thereby, and pay fees and expenses relating to the Merger, as well as the assumption or repayment of indebtedness, will be approximately $314 million. Parent currently intends to obtain all of such funds through a combination of (i) debt financing to be provided by certain groups of lenders and (ii) equity financing to be provided by Fund II and certain other co-investors.

On December 3, 2012, Fund II and certain other co-investors provided Parent with a commitment letter (the “Equity Commitment Letter”), pursuant to which Fund II and certain other co-investors agreed to provide certain funding in connection with the Merger. Subject to the terms and conditions of the Equity Commitment Letter, Fund II and the other co-investors agreed to purchase equity interests of Parent for an aggregate purchase price of $125 million. The obligation of Fund II and the other co-investors to fund their commitments will expire on the terms and conditions set forth in the Equity Commitment Letter.

Madison Capital Funding LLC, Golub Capital LLC and Ares Capital Corporation (collectively, the “Senior Lenders”) provided a financing commitment letter dated December 3, 2012 (the “Senior Commitment Letter”) to Parent pursuant to which the Senior Lenders, subject to the terms and conditions therein, committed an aggregate amount of $140 million toward senior secured credit facilities, consisting of a $130 million term loan facility and a $10 million revolving credit facility, which will be used to fund a portion of the consideration payable in connection with the Merger, to repay of certain of the Company’s existing indebtedness, to fund permitted acquisitions, working capital and general corporate purposes, and to pay fees and expenses associated with the closing of the facilities and the Merger.

Maranon Capital, L.P., Audax Mezzanine Fund III, L.P. and CFIG Polished Co-Invest SPV, LLC (collectively, the “Mezzanine Lenders”) provided a financing commitment letter dated December 3, 2012 (the “Mezzanine Commitment Letter”) to Parent pursuant to which the Mezzanine Lenders, subject to the terms and conditions therein, committed to purchase $65 million of senior subordinated notes (the “Notes”), the net proceeds of which will be used to fund a portion of the consideration payable in connection with the Merger, to fund working capital and general corporate purposes, and to pay certain fees and expenses associated with the facilities and the Merger.

Item 4.	Purpose of Transaction

(a) - (j) On December 3, 2012, Parent, Merger Sub and the Company entered into the Merger Agreement, a copy of which is attached hereto as Exhibit 99.2, pursuant to which Merger Sub, a wholly owned subsidiary of Parent, will be merged with and into the Company, with the Company continuing as the surviving corporation. Following the consummation of the Merger, the Company will be a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, each existing share of Common Stock, other than shares held by Parent or its affiliates, treasury shares and dissenting shares, will be converted into the right to receive $39.50 in cash, without interest (the “Merger Consideration”). In addition, all outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the shareholders of the Company.

Pursuant to the Merger Agreement, the board of directors of Merger Sub at the effective time of the Merger will become the board of directors of the Company. In addition, at the effective time of the Merger, the certificate of incorporation and bylaws of the Company will be amended and restated at the effective time of the Merger to conform to the certificate of incorporation and bylaws of Merger Sub. If the Merger is consummated, the Common Stock will no longer be traded on the NASDAQ Global Market and will be deregistered under the Exchange Act.

In connection with the execution of the Merger Agreement, Parent entered into the Voting Trust Agreement with trusts and entities affiliated with George E. Richmond, a beneficial owner of 2,152,046 shares of Common Stock, Alfred E. Brennan, a beneficial owner of 116,251 shares of Common Stock, and Arthur L. Herbst, Jr., a beneficial owner of 77,394 shares of Common Stock. Pursuant to the Voting Trust Agreement, all of the Stockholders’ shares of Common Stock were deposited with Parent so that Parent may exercise all rights and powers of a stockholder with respect to the shares of Common Stock controlled by the Stockholders representing approximately 29.6% of the Company’s issued and outstanding Common Stock in the aggregate, including the right to vote for the approval of the Merger. The Voting Trust Agreement will terminate upon the termination of the Merger Agreement or upon the occurrence of certain other limited circumstances.

The foregoing description of the Merger Agreement and the Voting Trust Agreement is qualified in its entirety by reference to the Merger Agreement and the Voting Trust Agreement, which are filed as Exhibit 99.2 and Exhibit 99.3 hereto, respectively, and are incorporated herein by reference.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As a result of the Voting Trust Agreement, the Reporting Persons may be deemed to be the beneficial owners of 2,345,691 shares of Common Stock, which represents in the aggregate approximately 29.6% of the outstanding shares of Common Stock, as follows: Parent, as party to the Voting Trust Agreement; Fund II, as manager of Parent; Manager II, as the general partner of Fund II; Capital II, as the general partner of Manager II; and Messrs. Davis, Larson and Miller as managing partners of Capital II.

All of the percentages calculated in this Schedule 13D are based upon an aggregate of 7,916,202 shares of Common Stock outstanding as of December 3, 2012, as disclosed in the Merger Agreement. The number of shares of Common Stock of the Company that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is

2,345,691, (iii) sole dispositive power is none, and (iv) shared dispositive power is none. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 1, 3 and 4 above is incorporated herein by reference.

In connection with the Merger Agreement, the Company and Fund II entered into a guarantee (the “Guarantee”), dated as of December 3, 2012, whereby Fund II absolutely, unconditionally and irrevocably guaranteed to the Company the due and punctual performance and discharge of payment when due of certain amounts owing by either Parent or Merger Sub to the Company pursuant the Merger Agreement, up to an aggregate amount of approximately $18.8 million (the “Obligations”). No recourse may be had under the Guarantee against any of the former, current and future general or limited partner, manager, member, stockholder, director, officer, agent, affiliate (other than Parent or any subsidiary of Parent (including Merger Sub)), manager, assignee or employee Fund II, Parent or Merger Sub or any affiliate thereof, or any former, current or future director, officer, agent, employee, affiliate, assignee, general or limited partner, stockholder, manager or member of any of the foregoing, but in each case not including Parent or any subsidiary of Parent (including Merger Sub).

The foregoing description of the Guarantee is qualified in its entirety by reference to the Guarantee filed as Exhibit 99.4 hereto, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of December 13, 2012, by and among each of the Reporting Persons

Exhibit 99.2	Agreement and Plan of Merger, dated as of December 3, 2012, by and among Young Innovations Holdings LLC, YI Acquisition Corp. and Young Innovations Holdings LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on December 4, 2012)

Exhibit 99.3	Voting Trust Agreement, dated as of December 3, 2012, by and between Young Innovations Holdings LLC as voting trustee, on the one hand, and The George E. Richmond Trust Under Agreement Dated January 14, 1975, Richmond Foundation, The George E. Richmond 2006 Irrevocable Trust, Alfred E. Brennan and Arthur L. Herbst, Jr., on the other hand (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 4, 2012)

Exhibit 99.4	Guarantee, dated as of December 3, 2012, by Linden Capital Partners II LP in favor of Young Innovations, Inc.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2012

YOUNG INNOVATIONS HOLDINGS LLC

By:	/s/ Anthony B. Davis
Name: Anthony B. Davis
Title: President

LINDEN CAPITAL PARTNERS II LP

By: Linden Manager II LP
Its: General Partner

By: Linden Capital II LLC
Its: General Partner

By:	/s/ Anthony B. Davis
Name: Anthony B. Davis
Its: Managing Partner

LINDEN MANAGER II LP

By: Linden Capital II LLC
Its: General Partner

By:	/s/ Anthony B. Davis
Name: Anthony B. Davis
Its: Managing Partner

LINDEN CAPITAL II LLC

By:	/s/ Anthony B. Davis
Name: Anthony B. Davis
Its: Managing Partner

/s/ Anthony B. Davis
Anthony B. Davis

/s/ Eric C. Larson
Eric C. Larson

/s/ Brian C. Miller
Brian C. Miller

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of December 13, 2012, by and among each of the Reporting Persons

Exhibit 99.2	Agreement and Plan of Merger, dated as of December 3, 2012, by and among Young Innovations Holdings LLC, YI Acquisition Corp. and Young Innovations Holdings LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on December 4, 2012)

Exhibit 99.3	Voting Trust Agreement, dated as of December 3, 2012, by and between Young Innovations Holdings LLC as voting trustee, on the one hand, and The George E. Richmond Trust Under Agreement Dated January 14, 1975, Richmond Foundation, The George E. Richmond 2006 Irrevocable Trust, Alfred E. Brennan and Arthur L. Herbst, Jr., on the other hand (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 4, 2012)

Exhibit 99.4	Guarantee, dated as of December 3, 2012, by Linden Capital Partners II LP in favor of Young Innovations, Inc.